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                             January 12, 2023

       Mark A. Smith
       President and Chief Executive Officer
       NioCorp Developments Ltd.
       7000 South Yosemite Street, Suite 115
       Centennial, CO 80112

                                                        Re: NioCorp
Developments Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 22,
2022
                                                            File No. 333-268227

       Dear Mark A. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers About the Transactions, page 7

   1. We note your disclosure here and throughout your filing that as a result of the
                                                        Transactions, GX will
become a subsidiary of NioCorp. Please revise to clarify the voting and equity interests
that NioCorp will have in GX as a result of the Transactions. For example, we note that
GX Class B common stock will be outstanding after the
                                                        consummation of the
Transactions. In addition, disclose in this section material terms relating to the Earnout
Shares, and clarify the economic, voting and dividend rights of the holders of the GX Class
B common stock in GX and the registrant before any exchange of such shares into shares
of the registrant   s common stock.
 Mark A. Smith
FirstName  LastNameMark
NioCorp Developments  Ltd.A. Smith
Comapany
January 12,NameNioCorp
            2023        Developments Ltd.
January
Page 2 12, 2023 Page 2
FirstName LastName
Summary
Ownership of the Combined Company After the Closing, page 32

2. We note your response to prior comment 13, and note that your disclosure in this section regarding relative ownership and voting interests assumes that all of the Second Merger
         Class B Shares are exchanged into NioCorp Common Shares. Please also disclose in this section the ownership and voting interest of the GX Class B Holders assuming that such shares are not exchanged into NioCorp Common Shares.
Listing, page 34

3. We note your revised disclosure in response to prior comment 10 that the Nasdaq listing is a closing condition that could be waived without further solicitation of the NioCorp
         Shareholders or GS Stockholders or recirculation of the joint proxy statement/prospectus.
         Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition were waived. Please include in your analysis why the holders of the public shares would not view the listing on Nasdaq as a material part of their voting decision or decision as to whether to exercise their redemption rights. In addition, please provide risk factor disclosure that addresses the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if the
         Nasdaq Capital Market does not approve the listing application of the Combined
         Company, but the parties waive this closing condition and proceed with the transactions.
GX Stockholders will experience immediate dilution due to the Transactions and may experience additional dilution as a consequence..., page 62

4. We note your revised disclosure in response to prior comment 48. Please expand your tabular disclosure to reflect the possible sources of dilution that non-redeeming GX Public
         Stockholders could experience on a percentage basis. In addition, please revise to disclose any material assumptions used to calculate share amounts in this table, including with respect to the common shares issuable upon the conversion of the NioCorp Convertible
         Debentures into NioCorp Common Shares, and upon the exercise of all NioCorp
         Financing Warrants into NioCorp Common Shares.
Risk Factors
Risks Relating to GX and the Transactions
GX's Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from the GX Public Stockholders..., page 62

5. We note your response to prior comment 19 and reissue it in part. Please provide your analysis on how such potential purchases would comply with Rule 14e-5 under the
         Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure
         Interpretation 166.01 for guidance. In that regard, we note you disclose on page 20 that
 Mark A. Smith
FirstName  LastNameMark
NioCorp Developments  Ltd.A. Smith
Comapany
January 12,NameNioCorp
            2023        Developments Ltd.
January
Page 3 12, 2023 Page 3
FirstName LastName
         privately negotiated purchases of shares may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account.
GX Proposal No. 3 Through No. 9 - The Charter Proposal, page 115

6. We note your revised disclosure that the non-binding, advisory proposals in GX Proposals
         No. 3 through No. 9    will not apply    to the existing holders of GX
Class A Shares
         because they will not continue to be direct stockholders of GX, as GX will be a subsidiary of NioCorp following the consummation of the Transactions. Please revise to clarify the significance of the GX charter following the consummation of the Transactions, including with respect to the rights of the holders of the Class B common stock and the registrant.
         Please also revise to clarify the impact that the GX charter will have
on the registrant   s
         shareholders following the consummation of the Transactions, as the charter of an operating subsidiary of the registrant.
7. We note your disclosure that the table in this section sets forth a summary of the key proposed changes and differences between the GX Existing Charter and the GX Proposed
         Charter. Please revise such table to disclose all material changes reflected in the GX
         Proposed Charter. For example, we note that the GX Proposed Charter includes provisions relating to dividends payable with respect to Earnout
Shares.
The Transactions
Background of the Transactions, page 120

8. In order to provide investors with a better understanding of the transaction and corporate structure following the business combination, please explain the strategic rationale for implementing each of the First and Second Mergers.
9. We note you have revised your disclosure to disclose that because the exchange of GX
         Common Stock for NioCorp Common Shares is expected and intended to be a taxable exchange for U.S. federal income tax purposes and the GX Founder Shares held by the
         Sponsor have substantial built-in gain, it was agreed that the Sponsor would continue to own its GX Founder Shares following the transaction with a right to exchange the GX
         Founder Shares for NioCorp Common Shares in the future. Please expand your disclosure to explain in greater detail any material ways in which the structure benefits the Sponsor and achieves its intended benefits, including any tax and liquidity benefits. In addition, please ensure any conflicts of interest related to such benefits are addressed here and in the Risk Factors section.
10. We note your revised disclosure in response to prior comment 53 and reissue it in part. Please expand your disclosure to discuss that the estimated implied value of merger consideration to GX shareholders of $8.75 is at a discount to the GX Class A share closing price of $9.80 on September 23, 2022 and describe what consideration was given, if any, by GX's board to the discount to GX's Class A shares' trading price reflected in the consideration for the business transaction.
 Mark A. Smith
NioCorp Developments Ltd.
January 12, 2023
Page 4
Opinion of GX's Financial Advisor, page 144

11. We note your response to prior comment 40, including your response that the Corporate
         Presentation that Scalar reviewed was NioCorp   s investor
presentation providing an
         overview of the transactions with GX, the critical minerals NioCorp is focused on, and disclosing details on the Elk Creek Project that was subsequently filed as an Exhibit to the
         Current Report on Form 8-K filed by NioCorp on October 7, 2022. Please revise to provide such clarification in your filing.
Exhibits

12. Please obtain and file a revised legality opinion that opines on all relevant securities being registered pursuant to the registration statement. In that regard, we note that you revised
         Exhibit 107 to reflect that you removed from registration the issuance of 83,871,907
         NioCorp common shares issuable upon exchange of the Second Merger Class B Shares, but Exhibit 5.1 states that this registration statement seeks to register such Second Merger
         Common Shares. In addition, please ensure that the description of securities being registered under the registration statement as described in the opinion includes the
         15,666,667 common share purchase warrants. In that regard, we note that such warrants are included in the fee table in Exhibit 107.
       You may contact Brain McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo,
Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin,
Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



FirstName LastNameMark A. Smith                                 Sincerely,
Comapany NameNioCorp Developments Ltd.
                                                                Division of
Corporation Finance
January 12, 2023 Page 4                                         Office of
Energy & Transportation
FirstName LastName